Exhibit 5.1

D. Scott Holley		150 Third Avenue South, Suite 2800
PHONE:	(615) 742-7721	Nashville, TN 37201
FAX:	(615) 742-2813	(615) 742-6200
E-MAIL:	sholley@bassberry.com

September 30, 2010

United Natural Foods, Inc.

313 Iron Horse Way

Providence, Rhode Island 02908

Re:	Issuance of up to 4,427,500 Shares of United Natural Foods, Inc.
Common Stock

Ladies and Gentlemen:

We have acted as counsel for United Natural Foods, Inc., a Tennessee corporation (the “Company”), in connection with the offering of shares of common stock, par value $0.01 per share (“Common Stock”), by the Company pursuant to the Underwriting Agreement, dated September 30, 2010 (the “Underwriting Agreement”), among the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc., as the representatives of the several underwriters named in Schedule I thereto (the “Underwriters”). The Underwriting Agreement provides for the purchase by the Underwriters of 3,850,000 shares of the Company’s Common Stock (the “Firm Shares”) and, at the option of the Underwriters, up to 577,500 additional shares of Common Stock pursuant to an overallotment option (the “Option Shares” and, collectively with the Firm Shares, the “Shares”). The Shares are to be offered and sold by the Company pursuant to a prospectus supplement, dated September 30, 2010 (the “Prospectus Supplement”) and the accompanying base prospectus dated September 9, 2009 (the “Base Prospectus” and collectively with the Prospectus Supplement, the “Prospectus”) that form part of the Company’s effective registration statement on Form S-3, as amended (File No. 333-161800) (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission under the Securities Act of 1933, as amended.

In connection with this opinion, we have examined and relied upon such records, documents, certificates and other instruments as in our judgment are necessary or appropriate to form the basis for the opinions hereinafter set forth. In all such examinations, we have assumed the genuineness of signatures on original documents and the conformity to such original documents of all copies submitted to us as certified, conformed or photostatic copies, and as to certificates of public officials, we have assumed the same to have been properly given and to be accurate. As to matters of fact material to this opinion, we have relied upon statements and representations of representatives of the Company and public officials.

This opinion is limited in all respects to the laws of the State of Delaware, and no opinion is expressed with respect to the laws of any other jurisdiction or any effect which such laws may

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have on the opinions expressed herein. This opinion is limited to the matters stated herein, and no opinion is implied or may be inferred beyond the matters expressly stated herein.

Based upon the foregoing, and subject to the assumptions, qualifications and limitations set forth herein, we are of the opinion that, when issued and delivered in accordance with the terms of the Underwriting Agreement, the Shares will be duly authorized and validly issued, fully paid and nonassessable.

This opinion is given as of the date hereof, and we assume no obligation to advise you after the date hereof of facts or circumstances that come to our attention or changes in law that occur which could affect the opinions contained herein. This opinion is being rendered for the benefit of the Company in connection with the matters addressed herein.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the current report on Form 8-K filed on October 1, 2010 and to the reference to us under the caption “Legal Matters” in the Prospectus Supplement dated September 30, 2010.

Very truly yours,

/s/ Bass, Berry & Sims PLC